                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON D.C. 20549




                                    FORM 8-A


                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                                   SAGE, INC.
             (Exact Name of Registrant as Specified in Its Charter)



                  DELAWARE                                     77-0501710
          (State of Incorporation                           (I.R.S. Employer
             or Organization)                            Identification Number)


     1601 MCCARTHY BOULEVARD, MILPITAS,
                 CALIFORNIA                                      95035
  (Address of Principal Executive Offices)                     (Zip Code)

If this form relates to the                  If this form relates to the
registration of a class of                   registration of a class of
securities pursuant to Section               securities pursuant to Section
12(b) of the Exchange Act and is             12(g) of the Exchange Act and is
effective pursuant to General                effective pursuant to General
Instruction A.(c), please check the          Instruction A.(d), please check the
following box. [ ]                           following box. [X]

Securities Act registration statement file number to which this form relates:
Not Applicable

Securities to be registered pursuant to Section 12(b) of the Act:

      Title of Each Class                     Name of Each Exchange On Which
      To Be So Registered                     Each Class Is To Be Registered

        Not applicable                               Not Applicable


Securities to be registered pursuant to Section 12(g) of the Act:


                    Series A Preferred Stock Purchase Rights
                                (Title of Class)

ITEM 1. Description of Registrant's Securities to Be Registered.

        On May 21, 2001, the Board of Directors of Sage, Inc. (the "Company") authorized and declared a dividend distribution of one Right for each outstanding share of its Common Stock, par value $0.001 per share (the "Company Common Stock"), to stockholders of record at the close of business on June 8, 2001 (the "Record Date"), and authorized the issuance of one Right with each share of Company Common Stock issued (including shares distributed from Treasury) by the Company thereafter between the Record Date and the Distribution Date (as defined below). Each Right entitles the registered holder, subject to the terms of the Rights Agreement (as defined below), to purchase from the Company one one-hundredth of a share (a "Unit") of Series A Preferred Stock, par value $0.01 per share (the "Preferred Stock"), at a purchase price of $70.00 per Unit, subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement between the Company and Mellon Investor Services LLC, as Rights Agent, dated as of June 1, 2001, as amended from time to time (the "Rights Agreement").

        The Rights Agreement

        Initially, the Rights will attach to all certificates representing shares of outstanding Company Common Stock, and no separate Rights Certificates will be distributed. The Rights will separate from the Company Common Stock and the "Distribution Date" will occur upon the earlier of (i) ten business days following a public announcement (the date of such announcement being the "Stock Acquisition Date") that a person or group of affiliated or associated persons has acquired or otherwise obtained beneficial ownership of 20% or more of the then outstanding shares of Company Common Stock (an "Acquiring Person"), and
(ii) ten business days (or such later date as may be determined by action of the Board of Directors prior to such time as any person becomes an Acquiring Person) following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 20% or more of the then outstanding shares of Company Common Stock. Until the Distribution Date, (i) the Rights will be evidenced by Company Common Stock certificates and will be transferred with and only with such Company Common Stock certificates, (ii) new Company Common Stock certificates issued after the Record Date (also including shares distributed from Treasury) will contain a notation incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any certificates representing outstanding Company Common Stock will also constitute the transfer of the Rights associated with the Company Common Stock represented by such certificates.

        An "Acquiring Person" does not include (A) the Company; (B) any Subsidiary of the Company; (C) any employee benefit plan maintained by the Company or any of its Subsidiaries; (D) any trustee or fiduciary with respect to such employee benefit plan acting in such capacity or a trustee or fiduciary holding shares of Company Common Stock for the purpose of funding any such plan or employee benefits; (E) any Person if the Board of Directors of the Company determines in good faith that such Person who would otherwise be an "Acquiring Person" became such inadvertently (including, without limitation, because (x) such Person was unaware that it beneficially owned a percentage of Company Common Stock that would otherwise cause such Person to be an "Acquiring Person" or (y) such Person was aware of the extent of its Beneficial Ownership of Company Common Stock but had no actual knowledge of the consequences of such Beneficial Ownership under this Agreement) and without any intention of changing or influencing control of the Company, and if such Person does not acquire any additional shares of Company Common Stock and as promptly as practicable divested or divests itself of Beneficial Ownership of a sufficient number of shares of Company Common Stock so that such Person would no longer be an "Acquiring Person;" or (F) any Person who becomes the Beneficial Owner of 20% or more of the then outstanding shares of Company Common Stock as a result of the acquisition of shares of Company Common Stock directly from the Company in one or more transactions approved by a majority of the Board of Directors, and (ii) no Person shall be deemed an "Acquiring Person" as a result of the acquisition of shares of Company Common Stock by the Company which, by reducing the number of shares of Company Common Stock outstanding, increases the proportional number of shares beneficially owned by such Person; provided, however, that if (A) a Person would become an Acquiring Person (but for the operation of this subclause (ii)) as a result of the acquisition of shares of Company Common Stock by the Company and (B) after such share acquisition by the Company, such Person becomes the Beneficial Owner of any additional shares of Company Common Stock, then such Person shall be deemed an Acquiring Person unless upon becoming the Beneficial Owner of such additional shares such Person is the Beneficial Owner of less than 20% of the then outstanding shares of Company Common Stock.

        The Rights are not exercisable until the Distribution Date and will expire at the close of business on the tenth anniversary of the Rights Agreement unless earlier redeemed or exchanged by the Company as described below. Under certain circumstances the exercisability of the Rights may be suspended. In no event, however, will the Rights be exercisable prior to the expiration of the period in which the Rights may be redeemed.

        As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of Company Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights.

        In the event that a person becomes an Acquiring Person, then, in such case, each holder of a Right will thereafter have the right to receive, upon exercise of a Right at the then current Purchase Price (as defined in the Rights Agreement, the "Purchase Price"), such number of Units of Preferred Stock as shall equal the result obtained by (x) multiplying the then current Purchase Price by the then number of Units of Preferred Stock for which a Right was exercisable immediately prior to the first occurrence of a person becoming an Acquiring Person , and (y) dividing that product by 50% of the then current market price (determined pursuant to the Rights Agreement) per Unit of Preferred

Stock on the date of such first occurrence (such Units of Preferred Stock being the "Adjustment Shares").

        Notwithstanding any of the foregoing, following the occurrence of the event set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void.

        In the event that, at any time following the date that any person becomes an Acquiring Person, (i) the Company is acquired in a merger or other business combination transaction and the Company is not the surviving corporation, (ii) any person merges with the Company and all or part of the Company Common Stock is converted or exchanged for securities, cash or property of the Company or any other person or (iii) 50% or more of the Company's assets or earning power is sold or transferred, each holder of a Right (except Rights which previously have been voided as described above) shall thereafter have the right to receive, upon exercise, common stock of the Acquiring Person having a value equal to the result obtained by (1) multiplying the then current Purchase Price by the number of Units of Preferred Stock for which a Right is exercisable immediately prior to the first occurrence of any of the events described in (i)
- (iii) above and (2) dividing that product by 50% of the current market price (determined pursuant to the Rights Agreement) per share of the Common Stock of such Principal Party (as defined in the Rights Agreement) on the date of consummation of such event.

        The purchase price payable, and the number of Units of Preferred Stock issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) if holders of the Preferred Stock are granted certain rights or warrants to subscribe for Preferred Stock or convertible securities at less than the current market price of the Preferred Stock, or (iii) upon the distribution to the holders of the Preferred Stock of evidences of indebtedness, cash or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

        With certain exceptions, no adjustment in the purchase price will be required until cumulative adjustments amount to at least 1% of the purchase price. The Company is not required to issue fractional shares of Preferred Stock (other than fractions which are integral multiples of one one-hundredth of a share of Preferred Stock which may be evidenced by depositary receipts). In lieu thereof, an adjustment in cash may be made based on the current market price of a share of Preferred Stock on the day of exercise.

        At any time until ten business days following the Stock Acquisition Date, a majority of the Board of Directors may redeem the Rights in whole, but not in part, at a price of $0.001 per Right (subject to adjustment in certain events) (the "Redemption Price") payable, at the election of the majority of the Board of Directors, in cash or shares of Company Common Stock. Immediately upon the action of a majority of the Board of

Directors ordering the redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

        The Company may at any time after there is an Acquiring Person, by action of a majority of the Board of Directors, exchange all or part of the then outstanding and exercisable Rights (other than Rights that shall have become null and void) for shares of Company Common Stock pursuant to a one-for-one exchange ratio, as adjusted.

        Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Units of Preferred Stock (or other consideration).

        Any of the provisions of the Rights Agreement may be amended without the approval of the holders of Company Common Stock at any time prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended in order to cure any ambiguity, defect or inconsistency, to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person), or to shorten or lengthen any time period under the Rights Agreement; provided, however, that no amendment to adjust (i) the time period governing redemption shall be made at such time as the Rights are not redeemable or (ii) any other time period unless such lengthening is for the purpose of protecting, enhancing or clarifying the Rights of and/or benefiting, the holders of Rights. In addition, after a person becomes an Acquiring Person, no amendment or supplement may be made without the approval of a majority of the Board of Directors .

        Description of Preferred Stock

        The Units of Preferred Stock that may be acquired upon exercise of the Rights will be nonredeemable and subordinate to any other shares of preferred stock that may be issued by the Company.

        Each Unit of Preferred Stock will have a minimum preferential quarterly dividend of $.01 per Unit or any higher per share dividend declared on the Company Common Stock.

        In the event of liquidation, the holder of a Unit of Preferred Stock will receive a preferred liquidation payment equal to the greater of $.01 per Unit and the per share amount paid in respect of a share of the Company Common Stock.

        Each Unit of Preferred Stock will have one vote, voting together with the Company Common Stock.

        In the event of any merger, consolidation or other transaction in which shares of Company Common Stock are exchanged, each Unit of Preferred Stock will be entitled to receive the per share amount paid in respect of each share of Company Common Stock.

        The rights of holders of the Preferred Stock with respect to dividends, liquidation and voting, and in the event of mergers and consolidations, are protected by customary antidilution provisions.

        Because of the nature of the Preferred Stock's dividend, liquidation and voting rights, the economic value of one Unit of Preferred Stock that may be acquired upon the exercise of each Right should approximate the economic value of one share of Company Common Stock.

ITEM 2. Exhibits.

Exhibit
Number     Description of Exhibit
-------    ----------------------

1. Rights Agreement, dated as of June 1, 2001, between the Company and Mellon Investor Services LLC together with: Exhibit A Form of Rights Certificate; Exhibit B Summary of Rights to Purchase Preferred Stock; and Exhibit C Form of Certificate of Designation of the Series A Preferred Stock.

                                    SIGNATURE

        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                           SAGE, INC.

                                           Date:  August 7, 2001

                                            /s/ Simon P. Westbrook
                                           ------------------------------
                                           By:  Simon P. Westbrook
                                                Chief Financial Officer

                                    EXHIBITS



Exhibit
Number     Description of Exhibit
-------    ----------------------

1. Rights Agreement, dated as of June 1, 2001, between the Company and Mellon Investor Services LLC together with: Exhibit A Form of Rights Certificate; Exhibit B Summary of Rights to Purchase Preferred Stock; and Exhibit C Form of Certificate of Designation of the Series A Preferred Stock.